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                              December 7, 2023

       K. Thomas Bailey
       Chief Financial Officer
       NanoString Technologies Inc
       530 Fairview Avenue North
       Seattle, Washington 98109

                                                        Re: NanoString
Technologies Inc
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-35980

       Dear K. Thomas Bailey:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Selling, General and Administrative Expense, page 62

   1. You disclose multiple factors that led to the increase in selling, general and administrative expenses. Please revise
your future filings to quantify the impact of each factor cited.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Vanessa Robertson at 202-551-3649 or Daniel Gordon at 202-551-3486
       with any questions.
 K. Thomas Bailey
NanoString Technologies Inc
December 7, 2023
Page 2

FirstName LastNameK. Thomas Bailey         Sincerely,
Comapany NameNanoString Technologies Inc
                                           Division of Corporation Finance
December 7, 2023 Page 2                    Office of Life Sciences
FirstName LastName